Exhibit 99.1

Medicure Files Patent Infringement Action

WINNIPEG, Dec. 5, 2019 /CNW/ - Medicure Inc. ("Medicure") (TSXV: MPH, OTC: MCUJF), a cardiovascular pharmaceutical company, today announces that its subsidiary, Medicure International Inc., has filed a patent infringement action against Nexus Pharmaceuticals, Inc. ("Nexus") in the U.S. District Court for the Northern District of Illinois, alleging infringement of U.S. Patent No. 6,770,660 ("the '660 patent").

The patent infringement action is in response to Nexus' filing of an abbreviated new drug application ("ANDA") seeking approval from the U.S. Food and Drug Administration ("FDA") to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the '660 patent.

The '660 patent is listed in FDA's Orange Book for AGGRASTAT®.  Medicure will vigorously defend the '660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

AGGRASTAT® is a platelet aggregation inhibitor indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-files-patent-infringement-action-300970393.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2019/05/c4167.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:29e 05-DEC-19